SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                SCHEDULE 13E-3/A

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                               PIERRE FOODS, INC.
                               ------------------
                              (Name of the Issuer)

                               Pierre Foods, Inc.
                            James C. Richardson, Jr.
                                 David R. Clark
                               James M. Templeton
                               PF Management, Inc.
                               -------------------
                       (Names of Persons Filing Statement)

                      Common Stock, No Par Value Per Share,
                                     and the
  Associated Rights to Purchase Junior Participating Preferred Stock, Series A
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  720 830 10 8
                                  ------------
                      (CUSIP Number of Class of Securities)
    Ms. Pamela M. Witters                                Mr. David R. Clark
    Chief Financial Officer                              President
    Pierre Foods, Inc.                                   PF Management, Inc.
    9990 Princeton Road                                  361 Second Street, NW
    Cincinnati, OH 45246                                 Hickory, NC 28601
    (513) 874-8741                                       (828) 304-2307
--------------------------------------------------------------------------------
          (Names, Addresses and Telephone Numbers of Persons Authorized
               to Receive Notices and Communications on Behalf of
                            Persons Filing Statement)

                                   Copies to:
         Patrick Daugherty, Esq.                   Garza Baldwin, III, Esq.
         Foley & Lardner                           Womble Carlyle Sandridge
         150 West Jefferson Avenue                   & Rice, PLLC
         Suite 1000                                3300 One First Union Center
         Detroit, MI 48226-4416                    Charlotte, NC 28202-6025
         (313) 442-6495                            (704) 331-4907

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    [ ]  The filing of a registration statement under the Securities Act of
           1933.

c.    [ ]  A tender offer

d.    [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION(1)                              AMOUNT OF FILING FEE(2)
--------------------------------------------------------------------------------
$2,603,035                                            $521
--------------------------------------------------------------------------------

(1) For purposes of calculating the filing fee only. Assumes the exchange of 2,151,268 shares of common stock, no par value per share, of Pierre Foods, Inc. for $1.21 per share.

(2) Calculated in accordance with Exchange Act Rule 0-11, this amount is 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             $521
Filing Party:                       Pierre Foods, Inc.
Form or Registration No.:           Preliminary Schedule 14A
Date Filed:                         May 2, 2001

         This Amendment No. 6 to Rule 13e-3 Transaction Statement is being filed incident to the filing by Pierre Foods, Inc., a North Carolina corporation (the "Company"), with the Securities and Exchange Commission on November 28, 2001, of
Schedule 14D-9, Amendment No. 4. Pierre Foods filed Schedule 14D-9, Amendment No. 4, to report the following:

         By letter agreement dated as of September 5, 2001, the Company agreed to pay CIBC World Markets Corp. ("CIBC") to act as the financial advisor to an ad hoc committee (the "Committee") of holders said to own at least $90 million in aggregate principal amount of the Company's 10-3/4% Senior Notes Due 2006 (the "Notes") in connection with a possible restructuring transaction. By letter agreement dated September 20, 2001, effective as of July 10, 2001, the Company agreed to pay Anderson Kill & Olick, P.C. ("AKO") for certain legal work on



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behalf of the Committee. The Company made a detailed restructuring proposal on
October 19, 2001 and has been ready to negotiate terms since then.

         In early November, the Company established a firm deadline of Friday, November 16, 2001, for its receipt of a counterproposal acceptable to the Company as a basis for further discussions. No counterproposal was received. On Monday, November 19, the Company gave CIBC and AKO notice of termination of their letter agreements, effective immediately in the case of CIBC and effective November 27 in the case of AKO. Concurrently, AKO advised the Company that the Company could expect to receive a restructuring counterproposal authorized by Committee members no later than November 27. No counterproposal has been received. Accordingly, the Company's termination of its letter agreements with CIBC and AKO has become final.

         The principal effect of the Company's termination of these letter agreements is that the Company is not responsible for any fees and expenses incurred by the Committee for subsequent efforts by CIBC and AKO, except in so far as the Company may owe CIBC a restructuring transaction fee if the Company consummates a financial restructuring or recapitalization (including a modification to the terms of the Notes either by exchange, redemption, tender, consent, refinancing or otherwise) by May 19, 2002. To the Company's knowledge, termination of these letter agreements has not, in itself, terminated the existence of the Committee or the relationship of either CIBC or AKO with the Committee. The Company, however, is no longer pursuing negotiations with the Committee and is requesting the return of all confidential information provided to CIBC, AKO and Committee members. While the Company would consider any bona fide restructuring counterproposal actually made by or on behalf of the Committee or Committee members, the Company presently considers the restructuring talks begun in August to be at an end.

         As previously disclosed, the definitive exchange agreement documenting a management buyout of the Company by PF Management, Inc. was amended as of September 18, 2001 to extend the expiration date of the agreement to March 2, 2002. PF Management continues to have the right to terminate that agreement and receive reimbursement of its expenses. The competing proposal received from William E. Simon & Sons and Triton Partners in July 2001 has not been withdrawn.

         Pursuant to General Instruction J to Schedule 13E-3, all previously disclosed information is omitted.



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



                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 28, 2001

                                       PIERRE FOODS, INC.


                                       By:   /s/ Pamela M. Witters
                                           -------------------------------------
                                           Pamela M. Witters
                                           Chief Financial Officer


                                           /s/ James C. Richardson, Jr.
                                           -------------------------------------
                                           James C. Richardson, Jr.


                                           /s/ David R. Clark
                                           -------------------------------------
                                           David R. Clark


                                           /s/ David R. Clark
                                           -------------------------------------
                                           James M. Templeton
                                           By:  David R. Clark, Attorney-in-Fact

                                       PF MANAGEMENT, INC.


                                       By:    /s/ David R. Clark
                                           -------------------------------------
                                           David R. Clark
                                           President



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



                                    EXHIBIT A

                            SPECIAL POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints David R. Clark and Pamela M. Witters, and each or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to that Schedule 13E-3 filed May 2, 2001, relating to the common stock, no par value, and associated rights to purchase junior participating preferred stock, Series A, of Pierre Foods, Inc. and to file the same together with any other documents in connection therewith with the Securities and Exchange Commission.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 24th day of August, 2001.




                                       /s/  James M. Templeton
                                       -----------------------------------------
                                       JAMES M. TEMPLETON




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